UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number: 000-50113

GOLAR LNG LIMITED
(Translation of registrant's name into English)

2nd Floor S.E. Pearman Building 9 Par-la-Ville Road Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included is the Overview, Operating and Financial Review for the three months ended March 31, 2018 and the unaudited condensed consolidated interim financial statements of Golar LNG Limited (the "Company" or "Golar") as of and for the three months ended March 31, 2018.

Exhibits

The following exhibits are filed as part of this report on Form 6-K:

4.1	Amendment No. 1 to Purchase and Sale Agreement, dated as of March 23, 2018, by and between Golar LNG Partners LP, Golar LNG Limited, KS Investments Pte. Ltd. And Black & Veatch International Company.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 ASR (File no. 333-219095), which was filed with the U.S. Securities and Exchange Commission on June 30, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG LIMITED
(Registrant)

Date: July 30, 2018	By:	/s/ Graham Robjohns
	Name:	Graham Robjohns
	Title:	Principal Financial and Accounting Officer

UNAUDITED CONDENSED INTERIM FINANCIAL REPORT

Forward Looking Statements

This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words "believe", "anticipate", "intend", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

•
changes in liquefied natural gas, or LNG, carrier, floating storage and regasification unit, or FSRU, or floating liquefaction natural gas vessel, or FLNG, market trends, including charter rates, vessel values or technological advancements;

•	changes in our ability to retrofit vessels as FSRUs or FLNGs and in our ability to obtain financing for such conversions on acceptable terms or at all;

•	changes in our ability to close the sale of certain of our equity interests in Hilli on a timely basis or at all;

•
our inability to meet our obligations under the Heads of Terms agreement entered into in connection with the BP Greater Tortue / Ahmeyim Project, prior to Final Investment Decision ("FID"), which will result in extensive termination fees;

•	changes in the supply of or demand for LNG carriers, FSRUs or FLNGs;

•	a material decline or prolonged weakness in rates for LNG carriers, FSRUs or FLNGs;

•	changes in the performance of the pool in which certain of our vessels operate and the performance of our joint venture;

•	changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs or FLNGs;

•	changes in the supply of or demand for LNG or LNG carried by sea;

•	changes in commodity prices;

•	changes in the supply of or demand for natural gas generally or in particular regions;

•	failure of our contract counterparties, including our joint venture co-owners, to comply with their agreements with us;

•	changes in our relationships with our counterparties, including our major chartering parties;

•	changes in the availability of vessels to purchase and in the time it takes to construct new vessels;

•	failures of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;

•	our ability to integrate and realize the benefits of acquisitions;

•	changes in our ability to sell vessels to Golar LNG Partners LP ("Golar Partners"), or our joint venture Golar Power Limited ("Golar Power");

•	changes in our relationship with Golar Partners and Golar Power;

•	changes to rules and regulations applicable to LNG carriers, FSRUs, FLNGs or other parts of the LNG supply chain;

•
our inability to achieve successful utilization of our expanded fleet or inability to expand beyond the carriage of LNG and provisions of FSRUs particularly through our innovative FLNG strategy and our joint venture;

•	actions taken by regulatory authorities that may prohibit the access of LNG carriers, FSRUs or FLNGs to various ports;

•
our inability to achieve successful utilization of our expanded fleet or inability to expand beyond the carriage of LNG and provision of FSRUs, particularly through our innovative FLNG strategy, or FLNG, and our joint venture;

•	changes in our ability to obtain additional financing on acceptable terms or at all;

•	our ability to make additional equity funding payments to Golar Power to meet our obligations under the shareholders' agreement;

•	increases in costs, including, among other things, crew wages, insurance, provisions, repairs and maintenance;

•	changes in general domestic and international political conditions, particularly where we operate;

•	a decline or continuing weakness in the global financial markets;

•	challenges by authorities to the tax benefits we previously obtained under certain of our leasing agreements; and

•
other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Securities and Exchange Commission, or the Commission, including our most recent annual report on Form 20-F.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements.

All forward-looking statements included in this report are made only as of the date of this report and, except as required by law, we assume no obligation to update any written or oral forward-looking statements made by us or on our behalf as a result of new information, future events or other factors. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made.

The following is a discussion of our financial condition and results of operations for the three months ended March 31, 2018 and 2017. Unless otherwise specified herein, references to "the Company", "Golar", "we", "us", and "our" refer to Golar LNG Limited and any one or more of its consolidated subsidiaries, or to all such entities. References to “Golar Partners” or the “Partnership” refer to Golar LNG Partners LP and to any one or more of its direct and indirect subsidiaries. References to “Golar Power” refer to Golar Power Limited and to any one or more of its direct and indirect subsidiaries. References to “OneLNG” refer to OneLNG S.A. You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this report. For additional information relating to our operating and financial review and prospects, including definitions of certain terms defined herein, please see our annual report on Form 20-F for the year ended December 31, 2017, which was filed with the Commission on April 16, 2018.

Overview

We are a midstream LNG company engaged primarily in the transportation and regasification of LNG and the liquefaction of natural gas. We are engaged in the acquisition, ownership, operation and chartering of LNG carriers and FSRUs, and the development of LNG projects, including the provision of FLNGs, through our subsidiaries, affiliates and joint venture.

As of July 30, 2018, we, together with our affiliates Golar Partners and Golar Power, have a combined fleet of 26 vessels, comprised of 18 LNG carriers, seven FSRUs and one FLNG. Of these vessels, six of the FSRUs and four of the LNG carriers are owned by Golar Partners and are mostly on long-term time charters. Eight of our vessels and two of Golar Power's vessels are participating in the LNG carrier pool, referred to as the Cool Pool. In addition our affiliate, Golar Power, has one newbuilding commitment for the construction of a FSRU, which is scheduled for delivery from the shipyard in the second half of 2018. Of the remaining vessels, the Gimi is being contemplated for conversion into a FLNG. The Gandria entered Keppel Shipyard Limited's ("Keppel") shipyard in March 2018 to commence generic work in readiness for her conversion into a FLNG, which is expected to commence after we issue a notice to proceed. The Hilli completed her conversion into a FLNG in October 2017 and she arrived in Cameroon on November 20, 2017, where she underwent acceptance testing procedures. The Hilli has now completed her acceptance testing procedures, has been accepted under the Liquefaction Tolling Agreement ("LTA") with Perenco Cameroon S.A ("Perenco") and Société Nationale des Hydrocarbures ("SNH") and is now in full commercial operation.

We intend to leverage our relationships with existing customers and continue to develop relationships with other industry participants. Our goal is to earn higher margins through maintaining strong service-based relationships combined with flexible and innovative LNG shipping, FSRU and FLNG solutions. We believe customers place their confidence in our shipping, storage, regasification and liquefaction services based on the reliable and safe way we conduct our, our affiliates’ and our joint venture's LNG operations.

Recent Developments

Since January 1, 2018, the significant developments that have occurred are as follows:

The Hilli

The Hilli has completed commissioning and acceptance testing procedures, has been accepted under the LTA with Perenco and SNH and is now in full commercial operation.

Hilli closing of post-acceptance debt financing

On June 24, 2018, we repaid $640.0 million on the pre-delivery credit facility and drew down $960.0 million on the post-acceptance sale and leaseback financing in relation to the FLNG Hilli facility. This resulted in an incremental $320.0 million of liquidity being received by Golar.

Hilli disposal to Golar Partners

The drop down of 50% of the base tolling income under the LTA with Perenco and SNH to Golar Partners under the terms of the Hilli Sale Agreement (further described in note 16(a)(d) "Related Parties" of our consolidated financial statements included herein) was concluded on July 12, 2018.

Dividends

On February 28, 2018, we declared a dividend of $0.05 per share in respect of the quarter ended December 31, 2017 to holders of record on March 14, 2018, and paid this on April 4, 2018.

On May 31, 2018, we declared a dividend of $0.05 per share in respect of the quarter ended March 31, 2018 to holders of record on June 14, 2018, and paid this on July 5, 2018.

Organizational change

On March 19, 2018, Mr. Brian Tienzo stepped down as Chief Financial Officer ("CFO") of Golar and took up the position of Chief Executive Officer ("CEO") and CFO of Golar Partners. He will retain certain responsibilities for group financing activities. On the same date, Mr. Graham Robjohns stepped down as CEO of Golar Partners and took up the role of CFO and Deputy CEO of Golar.

Golar Arctic charter

In March 2018, we extended the Golar Arctic charter with an energy and logistics company to the earlier of (i) January 15, 2019 or (ii) the delivery of a replacement FSRU from Golar Partners to the charterer.

Greater Tortue / Ahmeyim Project, West Africa

On April 19, 2018, we exchanged Heads of Terms ("HoT"), in connection with the Preliminary Agreement, for a charter agreement with BP Mauritania Investments Limited and BP Senegal Investments Limited (together "BP") in their capacity as block operators.  The HoT represents a commitment between the parties to translate the key commercial terms into a full agreement and proceed with Front End Engineering Design ("FEED") on the provision of a FLNG vessel to support the development of Phase 1A of the Greater Tortue / Ahmeyim field, located offshore Mauritania and Senegal.

The Preliminary Agreement creates obligations on Golar to progress FEED work and be ready for a vessel conversion from July 1, 2018 onwards, which would be contingent on the project taking FID, expected by the end of 2018. The vessel conversion is expected to take place at Keppel's shipyard, building on Keppel's delivery of the Hilli, utilizing Black & Veatch Corporation's PRICO technology. The Preliminary Agreement also includes an option, but not an obligation, for BP on a second FLNG vessel. Should we default on certain obligations under the Preliminary Agreement, then we will be liable to pay $50 million or more in termination fees.

Golar Power (joint venture) - financial close on Sergipe Project

On April 19, 2018, Centrais Elétricas de Sergipe S.A. ("CELSE"), the company in which our 50/50 joint venture with Stonepeak Infrastructure Partners ("Stonepeak"), Golar Power, has a 50% interest, reached financial closing on the 1.5 gigawatt Porto de Sergipe I Power Project (the "Sergipe Project"). Located in the municipality of Barra dos Coqueiros in the State of Sergipe in Brazil, the Sergipe Project will be the largest and most efficient thermoelectric power plant in Latin America and the Caribbean upon its completion.

CELSE will receive $1.34 billion under a non-recourse project financing structure. Total proceeds from the financing will be used to fund the remaining capital expenditures of the Sergipe Project, including (i) the 1.5 gigawatt power plant, (ii) a dedicated 34 kilometer 500KV high-voltage transmission line and (iii) the associated gas pipeline and mooring infrastructure required for the integrated LNG import terminal facility.

Total expenditure for the Sergipe Project, including taxes and financing costs, is estimated at $1.7 billion. The total equity contribution has been fully paid-in. Commencement of power station commercial operations is scheduled for January 1, 2020.

In connection with the financial close of the Sergipe Project, Golar Power has also executed contracts with CELSE to charter the FSRU Golar Nanook for a period of 26 years.

OneLNG (joint venture)

Despite an agreed development plan and extensive efforts over the last twelve months by OneLNG and Ophir management, it has not been possible to finalize an attractive debt financing package for the Fortuna FLNG project. This, together with other capital and resource priorities, has resulted in a decision from Schlumberger to end their participation in the project. Golar and Schlumberger, as a result of this, and based on the structure of the Greater Tortue / Ahmeyim Project discussed above, plan to wind down OneLNG and work on FLNG projects as required on a case-by-case basis. Efforts to find the optimum capital structure that maximizes value for all project stakeholders in the Fortuna FLNG project, including the government of Equatorial Guinea, continue.

Margin loan

During July 2018, amendments to the existing margin loan facility, secured by units in Golar Partners, were agreed. Although most of the existing terms remain substantially unchanged, the facility will no longer amortize. Subject to the satisfaction of certain covenants, no further principle repayments will be required ahead of maturity in March 2020.

Operating and Financial Review

Three month period ended March 31, 2018 compared with the three month period ended March 31, 2017

Vessels operations segment

	Three months ended March 31,
(in thousands of $, except average daily TCE)	2018	2017	Change	% Change

Total operating revenues	66,190	25,110	41,080	164%
Vessel operating expenses	(18,415)	(12,944)	(5,471)	42%
Voyage, charterhire and commission expenses (including expenses from collaborative arrangements)	(24,521)	(16,929)	(7,592)	45%
Administrative expenses	(12,820)	(11,391)	(1,429)	13%
Depreciation and amortization	(16,409)	(25,186)	8,777	(35)%
Operating loss	(5,975)	(41,340)	35,365	(86)%

Equity in net earnings (losses) of affiliates	4,826	(8,524)	13,350	(157)%

Other Financial Data:

Average daily TCE (1) (to the closest $100)	36,000	13,900	22,100	159%
Calendar days less scheduled off-hire days	990	921	69	7%

(1) Average Time Charter Equivalent, or TCE, is a non-GAAP financial measure. See the section of this report entitled "Non-GAAP measures" for a discussion of TCE.

Total operating revenues: Total operating revenues increased by $41.1 million to $66.2 million for the three months ended March 31, 2018 compared to $25.1 million for the same period in 2017. This was principally due to an increase of:

•
$37.1 million as a result of improved utilization and daily hire rates, including repositioning fees, from our vessels participating within the Cool Pool for the three months ended March 31, 2018 compared to the same period in 2017; and

•	$2.9 million as a result of the Golar Glacier commencing her new 12 month charter in February 2018.

Average daily TCE: As a result of an overall increase in charter rates and utilization of most of our vessels within the period, we had a higher daily TCE for the three months ended March 31, 2018 of $36,000 compared to $13,900 for the same period in 2017.

Vessel operating expenses: Vessel operating expenses increased by $5.5 million to $18.4 million for the three months ended March 31, 2018, compared to $12.9 million for the same period in 2017, primarily due to an increase of:

•	$2.6 million in operating costs in relation to our vessels operating within the Cool Pool;

•	$1.5 million of reactivation and operating costs of the Golar Viking as she was taken out of lay-up in January 2018; and

•
$1.4 million in expenses incurred in relation to the mobilization of the Gandria to Keppel in Singapore to commence generic work in readiness for her conversion into a FLNG, which is expected to commence after we issue a notice to proceed.

Voyage, charterhire and commission expenses: Voyage, charterhire and commission expenses largely relate to charterhire expenses, fuel costs associated with commercial waiting time and vessel positioning costs. While a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us. The increase in voyage, charterhire and commission expenses of $7.6 million to $24.5 million for the three months ended March 31, 2018 compared to $16.9 million for the same period in 2017, is principally due to an increase of:

•
$16.5 million of voyage expenses that arose from the increased utilization of our vessels participating within the Cool Pool, for which we receive credit under the Cool Pool arrangement (further described in note 16(d) "Related Parties" of our consolidated financial statements included herein); and

•	$0.4 million due to the Golar Viking being taken out of lay-up.

This was partially offset by the $9.6 million decrease in charterhire expense relating to the charter back of the Golar Grand from Golar Partners which concluded on November 1, 2017.

Administrative expenses: Administrative expenses increased by $1.4 million to $12.8 million for the three months ended March 31, 2018 compared to $11.4 million for the same period in 2017, principally due to an increase in salaries and employee benefits, mainly as a result of an increase in headcount.

Depreciation and amortization: Depreciation and amortization decreased by $8.8 million to $16.4 million for the three months ended March 31, 2018 compared to $25.2 million for the same period in 2017, principally due to a decrease of:

•	$7.7 million in Golar Tundra depreciation as a result of a $9.7 million catch-up charge recognized upon the vessel ceasing to be classified as held-for-sale in March 2017; and

•	$1.0 million from the Gandria as she reached the end of her useful economic life at December 31, 2017, and, accordingly, no further depreciation expense was recognized in 2018.

Equity in net earnings (losses) of affiliates:

	Three months ended March 31,
(in thousands of $)	2018	2017	Change	% Change
Equity in net earnings in Golar Partners	4,816	8,303	(3,487)	(42)%
Loss on deemed disposal of investments in Golar Partners	—	(16,992)	16,992	(100)%
Share of net earnings in other affiliates	10	165	(155)	(94)%
	4,826	(8,524)	13,350	(157)%

The share of net earnings in Golar Partners represents our share of equity in Golar Partners. The decrease in the share of net earnings in Golar Partners is largely a result of the expiration (or termination) of three long-term charters in the latter half of 2017, which resulted in lower revenues in 2018. For the prior three months ended March 31, 2017, our share of net earnings in Golar Partners was offset by a deemed loss on disposal of $17.0 million as a result of a dilution in our holding in Golar Partners due to further issuances of common units by Golar Partners in February 2017. As of March 31, 2018, we held a 31.8% (2017: 31.5%) ownership interest in Golar Partners (including our 2% general partner interest) and 100% of the IDRs.

FLNG segment

	Three months ended March 31,
(in thousands of $, except average daily TCE)	2018	2017	Change	% Change

Total operating expenses	(1,196)	(50)	(1,146)	2,292%
Unrealized gain on FLNG derivative instrument	13,600	—	13,600	100%
Operating gain (loss)	12,404	(50)	12,454	(24,908)%

Equity in net losses of affiliates	(1,531)	(1,225)	(306)	25%

Total operating expenses: This relates to non-capitalized project related expenses comprising of legal, professional and consultancy costs.

Unrealized gain on FLNG derivative instrument: In 2018, we recognized a $13.6 million unrealized fair value gain relating to the Hilli LTA embedded derivative asset as a result of the increased price of Brent Crude during the quarter. The derivative asset was recognized upon effectiveness of the LTA in December 2017.

Equity in net loss of affiliates: Pursuant to the formation of OneLNG in July 2016, we account for our share of net losses in OneLNG.

FLNG conversions

Hilli FLNG conversion

In September 2014, the Hilli was delivered to Keppel in Singapore for commencement of her FLNG conversion. The Hilli completed her conversion in October 2017.

Power segment

	Three months ended March 31,
(in thousands of $, except average daily TCE)	2018	2017	Change	% Change

Equity in net losses of affiliates	(4,836)	(4,148)	(688)	17%

The share of net losses of Golar Power principally relates to the trading activity of the Golar Celsius and the Golar Penguin operating as LNG carriers within the Cool Pool (further described in note 16 "Related Parties" of our consolidated financial statements included herein) and the results of operations from Golar Power's Brazilian subsidiaries.

Other operating results

The following details our other consolidated results for the three months ended March 31, 2018 and 2017:

	Three months ended March 31,
(in thousands of $)	2018	2017	Change	% Change

Total other non-operating expense	—	62	(62)	(100)%
Interest income	1,944	1,024	920	90%
Interest expense	(13,998)	(19,257)	5,259	(27)%
Other financial items, net	(1,237)	14,456	(15,693)	(109)%
Income taxes	6	(189)	195	(103)%
Net income attributable to non-controlling interests	(12,605)	(6,652)	(5,953)	89%

Interest income: Interest income increased by $0.9 million to $1.9 million for the three months ended March 31, 2018 compared to $1.0 million for the same period in 2017. The increase was primarily due to the returns on our fixed deposits that had been made during the three months ended March 31, 2018, and income derived from the lending capital of our lessor VIEs, that we are required to consolidate under US GAAP.

Interest expense: Interest expense decreased by $5.3 million to $14.0 million for the three months ended March 31, 2018 compared to $19.3 million for the same period in 2017 and is primarily due to:

•	$6.7 million increase in capitalized interest on borrowing costs in relation to our investment in Golar Power and in respect of the Hilli FLNG conversion; and

•	$3.9 million decrease in interest expense arising on the loan facilities of our consolidated lessor VIEs.

These are partially offset by an increase of:

•	$5.3 million in interest expense on the additional $115 million drawn down on the Hilli pre-delivery facility during the three months ended March 31, 2018;

•	$2.2 million in interest expense incurred on the deposits received from Golar Partners in relation to the Hilli disposal;

•	$1.0 million in interest expense from the $150.0 million margin loan that we entered into in March 2017; and

•	$0.9 million in interest expense in relation to the $402.5 million convertible bond issued in February 2017.

Other financial items: Other financial items decreased by $15.7 million to a loss of $1.2 million for the three months ended March 31, 2018 compared to a gain of $14.5 million for the same period in 2017. The movement was primarily due to:

Net realized and unrealized (losses) gains on interest rate swap agreements: Net realized and unrealized losses on interest rate swaps increased to a gain of $7.9 million for the three months ended March 31, 2018 from a gain of $0.5 million for the same period in 2017, as set forth in the table below:

	Three months ended March 31,
(in thousands of $)	2018	2017	Change	% Change
Mark-to-market adjustment for interest rate swap derivatives	7,314	2,015	5,299	263%
Interest income (expense) on undesignated interest rate swaps	569	(1,565)	2,134	(136)%
Net realized and unrealized losses on interest rate swap agreements	7,883	450	7,433	1,652%

As of March 31, 2018, we have an interest rate swap portfolio with a notional amount of $1.3 billion, none of which are designated as hedges for accounting purposes. The increase in mark-to-market gains from our interest rate swaps is due to a further improvement in the long-term swap rates for the three months ended March 31, 2018.

Unrealized (losses) gains on total return swap (or equity swap): In December 2014, we established a three month facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line with DNB Bank ASA in connection with a share buyback scheme. The facility has been subsequently extended to June 2018. The equity swap derivatives mark-to-market adjustment resulted in a net loss of $9.2 million recognized in the three months ended March 31, 2018 compared to a net gain of $13.9 million for the same period in 2017.

Net income attributable to non-controlling interests: This refers principally to the equity interests in our lessor VIEs. We are party to sale and leaseback arrangements for seven vessels with these lessor VIEs. While we do not hold any equity investments in these lessor VIEs, we are the primary beneficiary. Accordingly, these lessor VIEs are consolidated into our financial results and thus the equity attributable to the financial institutions in their respective variable interest entities are included in non-controlling interests in our consolidated results.

Liquidity and Capital Resources

Our short-term liquidity requirements are primarily for the servicing of debt, working capital requirements, investments in Golar Power and conversion project related commitments due within the next 12 months. Whilst the steady rates and charter activity experienced towards the end of 2017 continued into the new year, supported by strong underlying demand for LNG, more recently, there has been a seasonal softening of rates and corresponding reductions in utilization. As such, the extent and the pace of a market recovery and the impact on the Company's results is unknown. Accordingly, we may require additional working capital for the continued operation of our vessels in the spot market (via the Cool Pool). The need for additional working capital is dependent upon the employment of the vessels participating within the Cool Pool and fuel costs incurred during idle time. We remain responsible for manning and technical management of our vessels within the Cool Pool. We estimate that total forecast vessel operating expenses relating to our eight vessels within the Cool Pool (excluding the two vessels that form part of the Golar Power fleet) for the next 12 months is $46.0 million, based on our historical average operating costs.

As of March 31, 2018, we had cash and cash equivalents (including restricted cash and short-term deposits) of $563.6 million, of which $391.2 million is restricted cash. Included within restricted cash is $174.9 million in respect of the issuance of the letter of credit by a financial institution to our project partner involved in the Hilli FLNG project, an aggregate of $65.8 million cash collateral relating to requirements under our total return equity swap, and the balance which mainly relates to the cash belonging to our lessor VIEs that we are required to consolidate under U.S. GAAP.

Since March 31, 2018, significant transactions impacting our cash flows include:

Receipts:

•	receipt of $320.0 million in incremental proceeds on draw down of the post-acceptance sale and leaseback financing in relation to the FLNG Hilli facility (see below);

•
receipt of $13.1 million in May 2018, in respect of cash distributions for the quarter ended March 31, 2018, from Golar Partners in relation to our interests in its common and general partner units held at the relevant record date, albeit $12.0 million was used to satisfy principal and interest repayments on the margin loan facility as a result of 20,852,291 of Golar Partners common units held by us being pledged as security for the obligations under the facility; and

•	receipt of $11.1 million and $1.7 million in April 2018 and June 2018, respectively, pursuant to invoices issued in relation to commissioning period fees per the Hilli LTA.

Payments:

•
prepayment of $25.0 million in relation to the Golar Tundra lease financing with CMBL in order to extend the pre-condition deadline for the FSRU to be employed under an effective charter from June 30, 2018 to June 30, 2019 (see below);

•	payment of cash distributions to our shareholders of $5.1 million in April 2018 and $5.0 million in July 2018, in respect of the quarters ended December 31, 2017 and March 31, 2018, respectively;

•	an additional capital contribution of $15.0 million to Golar Power;

•
payment of $9.0 million, prior to the drop down of 50% of the base tolling income under the LTA with Perenco and SNH to Golar Partners under the terms of the Hilli Sale Agreement (further described in note 16(a)(d) "Related Parties" of our consolidated financial statements included herein) in July 2018, to Keppel for outstanding liabilities, and a further $12.3 million to minority shareholders in the Hilli as distributions following the conversion of the Hilli shareholder loans to equity;

•
payment of $21.1 million in July 2018 to minority shareholders in the Hilli in relation to the Hilli disposal to Golar Partners, representing their share in the net purchase price received from Golar Partners; and

•	payment of scheduled loan and interest repayments.

A pre-condition of the Golar Tundra lease financing with CMBL (refer to note 8 "Variable Interest Entities" of our consolidated financial statements included herein) is for the FSRU to be employed under an effective charter. Under the terms of our sale and lease back facility for the Golar Tundra, by virtue of our prior termination of the WAGL charter, we are required to find a replacement charter by June 30, 2019 (previously June 30, 2018) or we could be required to refinance the FSRU. A similar pre-condition also applies to the Golar Seal lease financing with CCBFL (refer to note 8 "Variable Interest Entities" of our consolidated financial statements included herein), whereby the vessel is to be employed under an effective charter by December 31, 2018 or we could be required to refinance the LNG carrier. Accordingly, to address our anticipated working capital requirements over the next 12 months, in the event we are unable to secure a charter for the Golar Tundra or the Golar Seal, we are currently exploring our refinancing options, which may include seeking further extensions by the lenders of their deadlines for satisfaction of such. While we believe we will be able to obtain the necessary funds from these refinancings, we cannot be certain that the proposed new credit facilities will be executed in time or at all. However, we have a track record of successfully financing and refinancing our vessels, even in the absence of term charter coverage. In addition to vessel refinancings, if market and economic conditions are favorable, we may also consider further issuances of corporate debt or equity to increase liquidity.

With respect to our Golar Power joint venture with Stonepeak, pursuant to the recent closing by CELSE (Golar’s Power’s affiliate in which it holds a 50% interest) of a $1.34 billion financing facility for the Sergipe Project, no further equity contributions are expected to be required from Golar Power in relation to the Sergipe Project. However, in connection with Golar Power’s buy-out of the Sergipe Project developer, GenPower, in October 2016, this may result in a further additional funding requirement of up to $30 million to be shared with Stonepeak.

Our medium and long-term liquidity requirements are primarily for funding the investments for our conversion projects including investments into our joint venture, Golar Power, as discussed above, and repayment of long-term debt balances. Sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing financing arrangements, public and private debt or equity offerings, potential sales of our interests in our vessel owning subsidiaries operating under long-term charters (including additional sales of interests in the Hilli), and potential use of our investment in the common units of Golar Partners subject to adherence to certain debt covenant requirements as to the maintenance of minimum holdings.

In connection with the conversion of the Hilli into a FLNG, we entered into the FLNG Hilli facility in September 2015. The FLNG Hilli facility is designed to fund up to 80% of the project cost and is split into two phases: a pre-delivery credit facility and post-acceptance sale and leaseback financing. The first phase enables us to draw down up to 60% of the construction cost, however not more than $700 million, from the pre-delivery facility to fund the ongoing conversion. The second phase is triggered upon the delivery of the converted Hilli from Keppel and the satisfaction of certain additional performance milestones, namely the vessel being accepted, along with other conditions precedent contained in the FLNG Hilli facility, and will allow for the aggregate draw down of the lower of up to 80% of the construction costs (up to a maximum of $1.2 billion) or market value as determined on acceptance date, however not more than an aggregate of $960 million. Pursuant to the vessel being accepted, we repaid $640.0 million on the pre-delivery credit facility and drew down $960.0 million on the post-acceptance sale and leaseback financing. This resulted in an incremental $320.0 million of liquidity being received by Golar. As of March 31, 2018, the outstanding capital commitments in relation to the Hilli conversion were $70.7 million.

With respect to the Greater Tortue / Ahmeyim Project with BP for a FLNG vessel, pursuant to the execution of the HoT in April 2018, we are obliged to progress FEED work and be ready for a vessel conversion from July 1, 2018 onwards. The vessel conversion is contingent on a positive FID being taken for the project by the project partners, which is expected by the end of 2018. In the event of FID, we have commenced preliminary financing discussions in relation to funding our potential future conversion commitments.

Borrowing activities

During the three months ended March 31, 2018, we did not enter into any new debt facilities.

Security, debt and lease restrictions
Certain of our financing agreements are collateralized by ship mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary. The existing financing agreements impose operating and financing restrictions which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of the relevant lenders. In addition, lenders may accelerate the maturity of indebtedness under financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the financing agreements. Many of our debt agreements contain certain covenants, which require compliance with certain financial ratios. Such ratios include maintaining positive working capital ratio, tangible net worth covenant and minimum free cash restrictions. With regards to cash restrictions, Golar has covenanted to retain at least $50 million of cash and cash equivalents on a consolidated group basis. In addition, as of March 31, 2018, there are cross default provisions in certain of our and Golar Partners' loan and lease agreements.

As of March 31, 2018, we were in compliance with all our covenants under our various loan agreements.

Cash Flow

	Three Months Ended March 31,
(in thousands of $)	2018	2017	Change	% Change
Net cash provided by (used in) operating activities	31,236	(14,500)	45,736	(315)%
Net cash used in investing activities	(124,566)	(88,114)	(36,452)	41%
Net cash provided by financing activities	44,227	325,114	(280,887)	(86)%
Net (decrease) increase in cash, cash equivalents and restricted cash	(49,103)	222,500	(271,603)	(122)%
Cash, cash equivalents and restricted cash at beginning of period	612,677	640,218	(27,541)	(4)%
Cash, cash equivalents and restricted cash at end of period	563,574	862,718	(299,144)	(35)%

Net cash provided by operating activities was $31.2 million for the three months ended March 31, 2018, compared to $14.5 million used in operating activities for the same period in 2017, representing an improvement of $45.7 million. The increase in cash provided by operating activities in 2018 was primarily due to (i) improved contributions, as a result of improved utilization and daily hire rates, from our vessels participating within the Cool Pool, (ii) lower charterhire payments relating to the charter-back of the Golar Grand from Golar Partners as a result of the charter-back arrangement concluding in November 2017, and (iii) the improvement on the general timing of working capital.

Net cash used in investing activities of $124.6 million for the three months ended March 31, 2018 arose mainly due to:

•	the addition of $89.8 million to asset under development relating to payments made in respect of the conversion of the Hilli into a FLNG; and

•	additions of $43.4 million to investments in affiliates, which relates principally to capital contributions made to Golar Power.

This was partially offset by dividends received of $13.3 million from Golar Partners, of which $9.0 million has been classified in investing activities and the balance in operating activities.

Net cash used in investing activities of $88.1 million for the three months ended March 31, 2017 arose mainly due to:

•	the addition of $53.4 million to asset under development relating to payments made in respect of the conversion of the Hilli into a FLNG; and

•	additions of $34.1 million to investments in affiliates, which relates principally to capital contributions made to Golar Power.

Net cash provided by financing activities is principally generated from funds from new debt, debt refinancings, debt repayments and cash dividends. Net cash provided by financing activities was $44.2 million for the three months ended March 31, 2018 and arose primarily due to total proceeds of $115.0 million from further drawdowns on the FLNG Hilli facility in relation to the conversion of the Hilli into a FLNG.

This was partially offset by:

•	loan repayments of $66.0 million, which includes a payment of $38.9 million in relation to the modification of the Golar Tundra lease financing; and

•	payment of dividends of $5.0 million.

Net cash provided by financing activities for the three months ended March 31, 2017 of $325.1 million arose primarily due to total proceeds of $703.4 million from our debt facilities, including:

•	$50.0 million further drawdown on the FLNG Hilli facility in relation to the conversion of the Hilli into a FLNG;

•	$112.0 million of debt proceeds in connection with our refinancing of the Golar Crystal debt facility;

•	$150.0 million of debt proceeds from the margin loan facility entered into in March 2017; and

•	$391.4 million of debt proceeds from the new convertible bond which closed in February 2017.

This was partially offset by:

•
loan repayments of $340.4 million, which includes the settlement of the balance outstanding on the refinanced Golar Crystal facility of $101.3 million in March 2017 as well as the buyback of the old convertible bond, which matured in March 2017, amounting to $219.7 million;

•	payment of $31.2 million for capped call transactions entered into in conjunction with the issuance of the new convertible bond mentioned above;

•	payment of dividends of $5.1 million; and

•	payment of $1.5 million in respect of finance costs.

Non-GAAP Measures

Average Daily Time Charter Equivalent

The average TCE rate of our fleet is a measure of the average daily revenue performance of a vessel. TCE is calculated only in relation to our vessel operations segment. For time charters, this is calculated by dividing total operating revenues (including revenue from the Cool Pool but excluding vessel and other management fee), less any voyage expenses, by the number of calendar days minus days for scheduled off-hire. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during drydocking. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in an entity's performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We include average daily TCE, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. Our calculation of TCE may not be comparable to that reported by other entities. The following table reconciles our total operating revenues to average daily TCE:

	Three months ended March 31,
(in thousands of $ except number of days and average daily TCE)	2018	2017
Total operating revenues	66,190	25,110
Less: Vessel and other management fees	(6,075)	(5,049)
Time and voyage charter revenues (1)	60,115	20,061
Voyage and commission expenses (1) (3)	(24,521)	(7,292)
	35,594	12,769
Calendar days less scheduled off-hire days (2)	990	921
Average daily TCE (to the closest $100)	36,000	13,900

(1) This includes revenue and voyage expenses from the collaborative arrangement in respect of the Cool Pool amounting to $14.5 million and $19.7 million and $7.3 million and $4.3 million, respectively, for the three months ended March 31, 2018 and 2017.
(2) This excludes days when vessels are in lay-up, undergoing dry dock or undergoing conversion.
(3) "Voyage and commission expenses" is derived from the caption "Voyage, charterhire and commission expenses" and "Voyage, charterhire and commission expenses - collaborative arrangement" less charterhire expenses (net of the effect of the related guarantee obligation) of $9.6 million for the three months ended March 31, 2017 (2018: $nil), which arose on the charter-back of the Golar Grand from Golar Partners (see note 16 "Related Parties" of our consolidated financial statements included herein).

13

Risk Factors

You should carefully consider the risk factors discussed in Part I, Item 3. Key Information - Risk Factors in our 2017 Annual Report, which could materially affect our business, financial condition or results of operations.

Should we default on certain obligations in the Preliminary Agreement relating to BP’s Greater Tortue / Ahmeyim Project, then we will be liable to pay material termination fees.

We signed a Preliminary Agreement with BP and Kosmos Energy under which we have assumed obligations, amongst others, to: (i) progress FEED update work; and (ii) take certain steps to be ready to undertake a vessel conversion from July 1, 2018 onwards. Undertaking the vessel conversion is contingent on a positive FID being taken for the project as a whole by BP, Kosmos Energy and their partners, which is expected by the end of 2018. Should we default on certain obligations under the Preliminary Agreement, then we will be liable to pay $50 million or more in termination fees. While we do not plan on defaulting on our obligations under the Preliminary Agreement, if we do, the resulting required termination payments could adversely affect our financial condition and make it difficult to induce counterparties to contract with us for FLNG conversions in the future.

14

GOLAR LNG LIMITED
INDEX TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

(in thousands of $, except per share data)		Three months ended March 31,
	Notes	2018	2017
Time and voyage charter revenues		45,633	12,725
Time charter revenues - collaborative arrangement		14,482	7,336
Vessel and other management fees	5	6,075	5,049
Operating revenues	4, 16	66,190	25,110

Vessel operating expenses		18,415	12,944
Voyage, charterhire and commission expenses	16	4,791	12,593
Voyage, charterhire and commission expenses - collaborative arrangement	16	19,730	4,336
Administrative expenses		14,016	11,441
Depreciation and amortization		16,409	25,186
Total operating expenses		73,361	66,500

Unrealized gain on FLNG derivative instrument	1	13,600	—

Operating gain (loss)		6,429	(41,390)

Other non-operating income
Other		—	62
Total other non-operating income		—	62

Financial income (expenses)
Interest income		1,944	1,024
Interest expense	16	(13,998)	(19,257)
Other financial items, net	7	(1,237)	14,456
Net financial expenses		(13,291)	(3,777)

Loss before taxes and equity in net losses of affiliates		(6,862)	(45,105)
Income taxes		6	(189)
Equity in net earnings (losses) of affiliates	11	(1,541)	(13,897)

Net loss		(8,397)	(59,191)
Net income attributable to non-controlling interests		(12,605)	(6,652)
Net loss attributable to stockholders of Golar LNG Ltd		(21,002)	(65,843)
Basic and diluted loss per share ($)	6	(0.21)	(0.65)

Cash dividends declared and paid per share ($)		$0.05	$0.05

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of $)		Three months ended March 31,
	Notes	2018	2017

Net loss		(8,397)	(59,191)

Other comprehensive (loss) income:
Net (loss) gain on qualifying cash flow hedging instruments		(5,038)	1,661
Other comprehensive (loss) income	14	(5,038)	1,661
Comprehensive loss		(13,435)	(57,530)

Comprehensive loss attributable to:

Stockholders of Golar LNG Limited		(26,040)	(64,182)
Non-controlling interests		12,605	6,652
Comprehensive loss		(13,435)	(57,530)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
CONSOLIDATED BALANCE SHEETS

		2018	2017
(in thousands of $)	Notes	Mar-31	Dec-31
		Unaudited	Audited
ASSETS
Current
Cash and cash equivalents		172,380	214,862
Restricted cash and short-term deposits	9	215,412	222,265
Trade accounts receivable (1)		19,482	14,980
Inventories		9,204	7,408
Other current assets		10,296	6,047
Amounts due from related parties	16	4,906	7,898
Total current assets		431,680	473,460
Non-current
Restricted cash	9	175,782	175,550
Investments in affiliates	11	726,736	703,225
Asset under development	10	1,212,762	1,177,489
Vessels and equipment, net		2,061,027	2,077,059
Other non-current assets	12	176,159	157,504
Total assets		4,784,146	4,764,287

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Current portion of long-term debt and short-term debt	13	731,053	1,384,933
Trade accounts payable		8,780	70,430
Accrued expenses		103,652	105,895
Other current liabilities		74,801	62,282
Amounts due to related parties	16	12,144	8,734
Total current liabilities		930,430	1,632,274
Non-current
Long-term debt	13	1,735,559	1,025,914
Amounts due to related parties	16	177,247	177,247
Other non-current liabilities		160,322	132,548
Total liabilities		3,003,558	2,967,983

Equity
Stockholders' equity		1,686,995	1,715,316
Non-controlling interests		93,593	80,988

Total liabilities and stockholders' equity		4,784,146	4,764,287

(1) This includes amounts arising from transactions with related parties (see note 16).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED UNAUDITED CONSOLIDATED STATEMENTS OF CASHFLOWS

		2018	2017
(in thousands of $)	Notes	Jan-Mar(1)	Jan-Mar(1)

OPERATING ACTIVITIES
Net loss		(8,397)	(59,191)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization		16,409	25,186
Amortization of deferred charges and debt guarantees		1,835	835
Equity in net earnings (losses) of affiliates		1,541	13,897
Dividends received (1)		4,305	12,797
Compensation cost related to stock options		1,952	2,376
Net foreign exchange loss		572	353
Change in assets and liabilities:
Trade accounts receivable		(4,502)	541
Inventories		(1,796)	1,199
Other current and non-current assets		(23,430)	(3,380)
Amounts due to related companies		6,580	(9,238)
Trade accounts payable		(5,029)	(2,485)
Accrued expenses		(2,296)	5,492
Other current and non-current liabilities		43,492	(2,882)
Net cash provided by (used in) operating activities		31,236	(14,500)

INVESTING ACTIVITIES
Additions to vessels and equipment		(323)	(545)
Additions to asset under development		(89,849)	(53,422)
Additions to investments in affiliates		(43,399)	(34,147)
Dividends received (1)		9,005	—
Net cash used in investing activities		(124,566)	(88,114)

FINANCING ACTIVITIES
Proceeds from short-term and long-term debt		115,000	703,431
Repayments of short-term and long-term debt		(66,012)	(340,445)
Payment for capped call in connection with bond issuance		—	(31,194)
Cash dividends paid		(5,033)	(5,135)
Proceeds from exercise of share options		436	—
Financing costs paid		(164)	(1,543)
Net cash provided by financing activities		44,227	325,114
Net (decrease) increase in cash, cash equivalents and restricted cash (2)		(49,103)	222,500
Cash, cash equivalents and restricted cash at beginning of period (2)	9	612,677	640,218
Cash, cash equivalents and restricted cash at end of period (2)	9	563,574	862,718

(1) Following the adoption of the amendments to ASC 230, we have made an accounting policy election to classify distributions received from equity method investees using the "cumulative earnings approach" and, as a result, certain of the dividends received have been retrospectively reclassified, where required, as cash inflows from investing activities for the three months ended March 31, 2017.
(2) Following the adoption of the amendments to ASC 230, the statement of cash flows presents the change in the period in total cash, cash equivalents and restricted cash. These amendments have been applied retrospectively for the three months ended March 31, 2017.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive (Loss) Income	Accumulated Retained Earnings (Losses)	Total before Non- controlling Interest	Non-controlling Interest	Total Equity
Balance at December 31, 2016	101,081	(20,483)	1,488,556	200,000	(9,542)	103,650	1,863,262	46,564	1,909,826

Net loss	—	—	—	—	—	(65,843)	(65,843)	6,652	(59,191)
Dividends	—	—	—	—	—	(4,906)	(4,906)	—	(4,906)
Grant of share options	—	—	2,900	—	—	—	2,900	—	2,900
Other comprehensive income (see note 14)	—	—	—	—	1,661	—	1,661	—	1,661
Issuance of convertible bonds	—	—	39,861	—	—	—	39,861	—	39,861

Balance at March 31, 2017	101,081	(20,483)	1,531,317	200,000	(7,881)	32,901	1,836,935	53,216	1,890,151

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Retained Losses	Total before Non- controlling Interest	Non-Controlling Interest	Total Equity
Balance at December 31, 2017	101,119	(20,483)	1,538,191	200,000	(7,769)	(95,742)	1,715,316	80,988	1,796,304

Net loss	—	—	—	—	—	(21,002)	(21,002)	12,605	(8,397)
Dividends	—	—	—	—	—	(5,033)	(5,033)	—	(5,033)
Exercise of share options	19	—	417	—	—	—	436	—	436
Grant of share options	—	—	3,016	—	—	—	3,016	—	3,016
Forfeiture of share options	—	—	(700)	—	—	—	(700)	—	(700)
Other comprehensive loss (see note 14)	—	—	—	—	(5,038)	—	(5,038)	—	(5,038)

Balance at March 31, 2018	101,138	(20,483)	1,540,924	200,000	(12,807)	(121,777)	1,686,995	93,593	1,780,588

(1) Contributed Surplus is capital that can be returned to stockholders without the need to reduce share capital, thereby giving Golar greater flexibility when it comes to declaring dividends.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.    GENERAL

Golar LNG Limited (the "Company" or "Golar") was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas ("LNG") shipping interests of Osprey Maritime Limited, which was owned by World Shipholding Limited.

As of March 31, 2018, our fleet comprises of 12 LNG carriers, one Floating Storage Regasification Unit (''FSRU'') and one Floating Liquefaction Natural Gas vessel ("FLNG"). We also operate, under management agreements, Golar LNG Partners LP's ("Golar Partners" or the "Partnership") fleet of 10 vessels and Golar Power Limited's ("Golar Power") fleet of two LNG carriers and one newbuilding commitment. Collectively with Golar Partners and Golar Power, our combined fleet is comprised of 18 LNG carriers, seven FSRUs and one FLNG.

As used herein and unless otherwise required by the context, the terms "Golar", the "Company", "we", "our" and words of similar import refer to Golar or anyone or more of its consolidated subsidiaries, or to all such entities.

FLNG Hilli

In July 2014, we ordered our first FLNG based on the conversion of our existing LNG carrier, the Hilli Episeyo (the "Hilli"). The Hilli conversion completed in October 2017, and she arrived in Cameroon on November 20, 2017, where she underwent acceptance testing procedures. The Hilli has now completed her acceptance testing procedures, has been accepted under the Liquefaction Tolling Agreement ("LTA") with Perenco Cameroon S.A. ("Perenco") and Société Nationale des Hydrocarbures ("SNH") and is now in full commercial operation.

The LTA with Perenco and SNH (together, the "Customer"), was executed on November 29, 2017 and considered legally effective on December 19, 2017 when all conditions precedent were met.

Following the effectiveness of the LTA, a derivative asset of $79.6 million was initially recognized, representing the fair value of the estimated discounted cash flows of payments due to us as a result of the Brent Crude price moving above the contractual floor of $60.00 per barrel over the contract term. The derivative asset is subsequently remeasured to fair value at each balance sheet date. The fair value as of March 31, 2018 and December 31, 2017 was $108.3 million and $94.7 million, respectively (see note 15). This resulted in the recognition of an "Unrealized gain on FLNG derivative instrument" of $13.6 million and $nil for the three months ended March 31, 2018 and 2017, respectively, presented under "Other operating income" in our consolidated statements of income. The corresponding liability relating to the initial fair value of the FLNG derivative ("day one gain") of $79.6 million was deferred and will be released to earnings on a straight-line basis over the term of the LTA, commencing upon Customer acceptance of the vessel.

Going concern

The condensed consolidated financial statements have been prepared on a going concern basis.

A pre-condition of the Golar Tundra lease financing with CMBL (refer to note 8) is for the FSRU to be employed under an effective charter. Under the terms of our sale and lease back facility for the Golar Tundra, by virtue of our prior termination of the WAGL charter, we are required to find replacement charter by June 30, 2019(1) or we could be required to refinance the FSRU. A similar pre-condition also applies to the Golar Seal lease financing with CCBFL (refer to note 8), whereby the vessel is to be employed under an effective charter by December 31, 2018 or we could be required to refinance the LNG carrier. Accordingly, to address our anticipated working capital requirements over the next 12 months, in the event we are unable to secure a charter for the Golar Tundra or the Golar Seal, we are currently exploring our refinancing options, which may include seeking further extensions by the lenders of their deadlines for satisfaction of such. While we believe we will be able to obtain the necessary funds from these refinancings, we cannot be certain that the proposed new credit facilities will be executed in time or at all. However, we have a track record of successfully financing and refinancing our vessels, even in the absence of term charter coverage. In addition to vessel refinancings, if market and economic conditions are favorable, we may also consider further issuances of corporate debt or equity to increase liquidity.

(1) The lenders recently extended this to June 30, 2019 from June 30, 2018.

With respect to our Golar Power joint venture with Stonepeak, pursuant to the recent closing by Centrais Elétricas de Sergipe S.A (Golar’s Power’s affiliate in which it holds a 50% interest) of a $1.34 billion financing facility for the Sergipe Project, no further equity contributions are expected to be required from Golar Power in relation to the Sergipe Project. However, in connection with Golar Power’s buy-out of the Sergipe Project developer, GenPower, in October 2016, this may result in a further additional funding requirement of up to $30 million to be shared with Stonepeak.

Our medium and long-term liquidity requirements are primarily for funding the investments for our conversion projects including investments into our joint venture, Golar Power, as discussed above, and repayment of long-term debt balances. Sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing financing arrangements, public and private debt or equity offerings, potential sales of our interests in our vessel owning subsidiaries operating under long-term charters (including additional sales of interests in the Hilli), and potential use of our investment in the common units of Golar Partners subject to adherence to certain debt covenant requirements as to the maintenance of minimum holdings.

2.    ACCOUNTING POLICIES

Basis of accounting

The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with our annual financial statements for the year ended December 31, 2017.

Significant accounting policies

The accounting policies adopted in the preparation of the condensed consolidated financial statements for the three months ended March 31, 2018 are consistent with those followed in the preparation of our audited consolidated financial statements for the year ended December 31, 2017, except for the following significant changes to our accounting policy "Revenue and related expense recognition" as a result of adopting the requirements of ASU 2014-09 "Revenue from Contracts with Customers (Topic 606)" (hereafter, ASC 606), for further changes, see note 3.

Revenue and related expense recognition

Time charter agreements

Revenues include minimum lease payments under time charters and gross pool revenues. Revenues generated from time charters, which we classify as operating leases, are recorded over the term of the charter as service is provided. However, we do not recognize revenue if a charter has not been contractually committed to by a customer and ourselves, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Repositioning fees (included in time and voyage charter revenues) received in respect of time charters are recognized at the end of the charter when the fee becomes fixed and determinable. However, where there is a fixed amount specified in the charter, which is not dependent upon redelivery location, the fee will be recognized evenly over the term of the charter.

Under time charters, voyage expenses are generally paid by our customers. Voyage related expenses, principally fuel, may also be incurred when positioning or repositioning the vessel before or after the period of time charter and during periods when the vessel is not under charter or is offhire, for example when the vessel is undergoing repairs. These expenses are recognized as incurred.

Vessel operating expenses, which are recognized when incurred, include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses and third party management fees. Bunkers consumption represents mainly bunkers consumed during unemployment and off-hire.

Management fees

Management fees are generated from commercial and technical vessel-related services and corporate and administrative services. Commercial and technical vessel-related services include vessel maintenance, providing vessel crew, making arrangements for vessel insurance, bunkering, provisions and stores, invoicing and collecting vessel hire. Corporate and administrative services include corporate services, group accounting, treasury, legal, tax, consultancy and other administrative services.

These services are provided to our customers Golar Partners, Golar Power and OneLNG. Our contracts generally have an initial contract term of one year or less, after which the arrangement continues with a short notice period to end the contract, ranging from 30 days to 180 days. Our management services provided are considered a single performance obligation recognized evenly over time as our services are rendered. We consider our services a series of distinct services that are substantially the same and have the same pattern of transfer to the customer.

Contractual payment terms for management fees generally allow for billing and payment in advance of services being provided. However, contract liabilities did not arise because there was no billing in recognition for services rendered in future periods at the reporting date. Contract assets arise when we render management services in advance of receiving payment from our customers. Contract assets are regularly assessed for impairment.

The transaction price is generally considered variable consideration given the key driver of consideration is actual costs incurred in a given period, which varies each period according to activity levels. The entire amount of the transaction price is allocated to the single performance obligation identified.

We recognize revenue when obligations under the terms of our contracts with our customers are satisfied. We have applied the practical expedient to recognize management fee revenue in proportion to the amount we have the right to invoice.

Cool Pool

Pool revenues and expenses under the Cool Pool arrangement have been accounted for in accordance with the guidance for collaborative arrangements.

In relation to our vessels participating within the pool, voyage expenses and commissions from collaborative arrangements include an allocation of our net results from the pool to the other participants. Each participants' share of the net pool revenues is based on the number of pool points attributable to its vessels and the number of days such vessels participated in the pool.

We have presented our share of the net income earned under the Cool Pool arrangement across a number of line items in the income statement. For net revenues and expenses incurred relating specifically to Golar’s vessels, and for which we are deemed the principal, these will be presented gross on the face of the income statement in the line items "Time and voyage charter revenues" and "Voyage, charterhire and commission expenses". For pool net revenues generated by the other participants in the pooling arrangement, these will be presented separately in revenue and expenses from collaborative arrangements. Refer to note 16 for an analysis of the income statement effect for the pooling arrangement.

Use of estimates

The preparation of financial statements in accordance with United States Generally Accepted Accounting Principles ("US GAAP") requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

As of March 31, 2018, we leased seven vessels under finance leases from wholly-owned special purpose vehicles (“Lessor SPVs”) of financial institutions in connection with our sale and leaseback transactions. While we do not hold any equity investments in these Lessor SPVs, we have determined that we are the primary beneficiary of these entities and, accordingly, we are required to consolidate these VIEs into our financial results. The key line items impacted by our consolidation of these VIEs are short-term and long-term debt, restricted cash and short-term deposits, interest income and interest expense. In consolidating these lessor VIEs, on a quarterly basis, we must make assumptions regarding (i) the debt amortization profile; (ii) the interest rate to be applied against the VIEs’ debt principal; and (iii) the VIE's application of cash receipts. Our estimates are therefore dependent upon the timeliness of receipt and accuracy of financial information provided by these lessor VIE entities. Upon receipt of the audited annual financial statements of the lessor VIEs, we will make a true-up adjustment for any material differences.

In relation to the FLNG derivative (see note 1), the fair value was determined using the estimated discounted cash flows of the additional payments due to us as a result of oil prices moving above a contractual oil price floor over the term of the LTA. Significant inputs used in the valuation of the FLNG derivative include management’s estimate of an appropriate discount rate and the length of time to blend the long-term and the short-term oil prices obtained from quoted prices in active markets. The changes in fair value of our FLNG derivative is recognized in each period in current earnings in "Unrealized gain on FLNG derivative instrument".

3.    RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In May 2014, the FASB issued ASC 606 and subsequent amendments. The standard provides a single, comprehensive revenue recognition model and requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. We adopted this guidance on January 1, 2018, under a modified retrospective approach - see note 5 for further details. The adoption of this guidance impacts presentation and disclosure of our management fee revenue only, there is no impact to recognition or measurement.

In January 2016, the FASB issued ASU 2016-01 Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which made targeted improvements to the recognition, measurement, presentation and disclosure of financial instruments. We adopted the amendments to this ASU on January 1, 2018 under a modified retrospective approach except for equity securities without a determinable fair value, for which a prospective approach is prescribed. The adoption of this ASU did not have a material impact on the consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15 Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which provides guidance on the disclosure and classification of certain items within the statements of cash flows. We adopted this ASU on January 1, 2018 under a retrospective approach, resulting in presentational changes to our consolidated statements of cash flows.

In November 2016, the FASB issued ASU 2016-18 Statement of Cash Flows (Topic 230): Restricted Cash, which requires that restricted cash be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts presented on the statements of cash flows. We adopted this ASU on January 1, 2018 under a retrospective approach, resulting in presentational changes to our consolidated statements of cash flows and related disclosures. The adoption changed how restricted cash is reported in the consolidated statements of cash flows as follows for the three months ended March 31, 2017:

		Three months ended March 31, 2017
(in thousands of $)	Cash flow line item	As previously reported	Adjustments Increase/(Decrease)	As adjusted
OPERATING ACTIVITIES	Restricted cash and short-term deposits	(186)	186	—
INVESTING ACTIVITIES	Restricted cash and short-term deposits	10,359	(10,359)	—
FINANCING ACTIVITIES	Restricted cash and short-term deposits	(153)	153	—

As a result of the above changes, the following subtotals as retrospectively restated are as follows:
Net increase/(decrease) in cash, cash equivalents and restricted cash		232,520	(10,020)	222,500
Cash, cash equivalents and restricted cash at beginning of period		224,190	416,028	640,218
Cash, cash equivalents and restricted cash at end of period		456,710	406,008	862,718

In January 2017, the FASB issued ASU 2017-01 Business Combinations (Topic 805): Clarifying the Definition of a Business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. We adopted this ASU prospectively from January 1, 2018. As a result, this increases the likelihood that future vessel dropdowns may be considered the sale of an asset rather than a business. However, this will be dependent upon the facts and circumstances of each prospective transaction. There was no material impact on the adoption of this ASU on our consolidated financial statements and related disclosures.

In February 2017, the FASB issued ASU 2017-05 Other Income - Gains and Losses from the Derecognition of Non-Financial Assets. This ASU clarifies the scope of guidance applicable to sales of non-financial assets and also provides guidance on partial sales of such assets. We adopted this ASU prospectively from January 1, 2018. We expect any gain or loss on sale from future dropdowns, accounted for as a disposal, will be recognized in full on the disposal date, however this will be dependent on the facts and circumstances of each prospective transaction. There was no material impact to our consolidated financial statements and related disclosures on adoption of this standard.

Accounting pronouncements that have been issued but not adopted

In February 2016, the FASB issued ASU 2016-02 Leases (Topic 842) and subsequent amendments. This standard requires a lessee to recognize right-of-use assets and lease liabilities on its balance sheet for all leases with terms longer than 12 months and introduces additional disclosure requirements. Lessors are required to classify leases as sales-type, finance or operating, with classification affecting the pattern of income recognition and provides guidance for sale and leaseback transactions. Classification for both lessees and lessors will be based on an assessment of whether risks and rewards as well as substantive control have been transferred through a lease contract. The standard will become effective on a modified retrospective basis for us on January 1, 2019. We are evaluating the impact of this standard on our consolidated financial statements and related disclosures. Due to the transition provisions for lessors, we expect the most significant impact of the adoption of this standard will be the recognition of lease assets and lease liabilities on our balance sheet for those leases where we are a lessee that are currently classified as operating leases.

In June 2016, the FASB issued ASU 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments which requires recognition and measurement of expected credit losses for financial assets and off balance sheet credit exposures. The guidance is effective on a modified retrospective basis for us on January 1, 2020 with early adoption permitted. We are evaluating the impact of this standard on our consolidated financial statements and related disclosures.

In July 2018, the FASB issued ASU 2018-09 Codification improvements. The amendments in this ASU cover a wide range of topics covering primarily minor corrections, clarifications and codification improvements. We are evaluating the impact of these amendments on our consolidated financial statements and related disclosures.

4.    SEGMENT INFORMATION

We are a marine LNG infrastructure provider and a project development company. We own and operate LNG carriers and FSRUs and provide these services under time charters under varying periods. As of March 31, 2018, we were in the process of commissioning our first FLNG vessel and have entered the power market in an effort to become a midstream LNG solution provider. Our reportable segments consist of the primary services each provides. Although our segments are generally influenced by the same economic factors, each represents a distinct product in the LNG industry. Segment results are evaluated based on net income. The accounting principles for the segments are the same as for our consolidated financial statements. Indirect general and administrative expenses are allocated to each segment based on estimated use.

The split of the organization of the business into three reportable segments is based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure. As of March 31, 2018, we operate in the following three reportable segments:

•	Vessel operations – We operate and subsequently charter out vessels on fixed terms to customers.

•
FLNG – In 2014, we ordered our first FLNG based on the conversion of our existing LNG carrier, the Hilli. The Hilli FLNG conversion has been completed and the vessel has been accepted by the Customer under the LTA.

In July 2016, we entered into an agreement with Schlumberger B.V. ("Schlumberger") to form OneLNG, a joint venture, with the intention to offer an integrated upstream and midstream solution for the development of low cost gas reserves to LNG. As a result we report the equity in net losses of OneLNG in the FLNG segment.

•
Power – In July 2016, we entered into certain agreements forming a 50/50 joint venture, Golar Power, with private equity firm Stonepeak. Golar Power offers integrated LNG based downstream solutions, through the ownership and operation of FSRUs and associated terminal and power generation infrastructure.

	March 31, 2018					March 31, 2017(3)
(in thousands of $)	Vessel operations	FLNG	Power	Other(1)	Total	Vessel operations	FLNG	Power	Other(1)	Total
Statement of Operations:
Total operating revenues	66,190	—	—	—	66,190	25,110	—	—	—	25,110
Depreciation and amortization	(16,409)	—	—	—	(16,409)	(25,186)	—	—	—	(25,186)
Other operating expenses	(55,756)	(1,196)	—	—	(56,952)	(41,264)	(50)	—	—	(41,314)
Other operating gains and losses	—	13,600	—	—	13,600	—	—	—	—	—
Operating (loss) income	(5,975)	12,404	—	—	6,429	(41,340)	(50)	—	—	(41,390)

Inter segment operating income (loss)(2)	101	—	—	(101)	—	104	—	—	(104)	—
Segment operating (loss) income	(5,874)	12,404	—	(101)	6,429	(41,236)	(50)	—	(104)	(41,390)

Equity in net earnings (losses) of affiliates	4,826	(1,531)	(4,836)	—	(1,541)	(8,524)	(1,225)	(4,148)	—	(13,897)

Balance Sheet:	March 31, 2018					December 31, 2017
(in thousands of $)	Vessel operations	FLNG	Power	Other(1)	Total	Vessel operations	FLNG	Power	Other(1)	Total
Total assets	2,979,110	1,543,284	266,969	(5,217)	4,784,146	3,025,244	1,515,463	228,696	(5,116)	4,764,287
Investment in affiliates	459,251	516	266,969	—	726,736	472,482	2,047	228,696	—	703,225

(1) Eliminations required for consolidation purposes.
(2) Inter segment operating income (loss) relates to management fee revenues between the segments.
(3) We no longer consider LNG trading a separate reportable segment. Given the previously reported segment information was immaterial for all periods presented, we have included these amounts within the vessel operations segment.

Revenues from external customers

During the three months ended March 31, 2018 and 2017, our vessels operated predominately under charters within the Cool Pool.

In time and voyage charters for LNG carriers (or our FSRU, operating as a LNG carrier), the charterer, not us, controls the routes of our vessels. These routes can be worldwide as determined by the charterers. Accordingly, our management, including the chief operating decision maker, do not evaluate our performance either according to customer or geographical region.

For the three months ended March 31, 2018 and 2017, revenues from the following customers accounted for over 10% of our consolidated time and voyage charter revenues:

	Three months ended March 31,
(in thousands of $)	2018		2017
Cool Pool (note 16)	54,958	91%	17,784	89%
An energy and logistics company	2,277	4%	2,277	11%

The above revenues exclude vessel and other management fees from our related parties (see note 16).

5.    REVENUE

Contract assets arise when we render services in advance of receiving payment from our customers. Changes in our contract asset balances during the period are as follows:

(in thousands of $)	Contract assets
Opening balance on January 1, 2018	17,245
Payments received for services billed	(12,728)
Services provided and billed in current period	6,041
Closing balance on March 31, 2018	10,558

By virtue of an agreement to offset intercompany balances entered into between us and Golar Partners, of our total contract asset balances above:

•	$4.0 million is included in balance sheet line item "Amounts due from related parties" under current assets ($7.2 million at December 31, 2017), and

•	$6.6 million is included in "Amounts due to related parties" under current liabilities ($10.0 million at December 31, 2017).

Refer to note 16 for further details of our management fee revenue and contract terms.

6.    LOSS PER SHARE

Basic (loss) earnings per share ("EPS") is calculated with reference to the weighted average number of common shares outstanding during the period.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(in thousands of $)	Three months ended March 31,
	2018	2017
Net loss attributable to Golar LNG Ltd stockholders - basic and diluted	(21,002)	(65,843)

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(in thousands)	Three months ended March 31,
	2018	2017
Weighted average number of common shares outstanding	100,618	100,581

Losses per share are as follows:

	Three months ended March 31,
	2018	2017
Basic and diluted	$(0.21)	$(0.65)

For the three months ended March 31, 2018 and 2017, stock options and convertible bonds have been excluded from the calculation of diluted EPS because the effect was anti-dilutive.

7.     OTHER FINANCIAL ITEMS, NET

Other financial items, net comprise of the following:

(in thousands of $)	Three months ended March 31,
	2018	2017
Mark-to-market adjustment for interest rate swap derivatives	7,314	2,015
Interest income (expense) on undesignated interest rate swaps	569	(1,565)
Mark-to-market adjustment for equity derivatives	(9,200)	13,920
Financing arrangement fees and other costs	(20)	(220)
Amortization of debt guarantee	178	453
Foreign exchange loss on operations	(572)	(312)
Others	494	165
	(1,237)	14,456

8.     VARIABLE INTEREST ENTITIES ("VIE")

As of March 31, 2018 and December 31, 2017, we leased seven vessels from VIEs under finance leases, of which four were with ICBCL entities, one with a CMBL entity, one with a CCBFL entity and one with a COSCO Shipping entity. Each of the ICBCL, CMBL, CCBFL and COSCO Shipping entities are wholly-owned, newly formed special purpose vehicles ("SPVs"). In each of these transactions, we sold our vessel and then subsequently leased back the vessel on a bareboat charter for a term of ten years. We have options to repurchase each vessel at fixed predetermined amounts during their respective charter periods and an obligation to repurchase each vessel at the end of the ten year lease period. Refer to note 5 to our consolidated financial statements filed with our Annual Report on Form 20-F for the year ended December 31, 2017, for additional details.

While we do not hold any equity investments in the above Lessor SPVs, we have determined that we have a variable interest in these SPVs and that these lessor entities, that own the vessels, are VIEs. Based on our evaluation of the agreements, we have concluded that we are the primary beneficiary of these VIEs and, accordingly, these lessor VIEs are consolidated into our financial results. We did not record any gains or losses from the sale of these vessels as they continued to be reported as vessels at their original costs in our consolidated financial statements at the time of each transaction. Similarly, the effect of the bareboat charter arrangement is eliminated upon consolidation of the Lessor SPV. The equity attributable to the respective lessor VIEs are included in non-controlling interests in our consolidated results. As of March 31, 2018 and December 31, 2017, the respective vessels are reported under "Vessels and equipment, net" in our consolidated balance sheets.

A summary of our payment obligations (excluding repurchase options and obligations) under the bareboat charters with the lessor VIEs as of March 31, 2018, are shown below:

(in thousands of $)	2018 (1)	2019	2020	2021	2022	2023+
Golar Glacier	12,884	17,100	17,147	17,100	17,100	29,984
Golar Kelvin	12,884	17,100	17,147	17,100	17,100	32,795
Golar Snow	12,884	17,100	17,147	17,100	17,100	32,795
Golar Ice	12,884	17,100	17,147	17,100	17,100	35,700
Golar Tundra (2)(3)	18,481	23,510	22,382	21,231	20,137	51,365
Golar Seal (3)	11,332	15,193	15,151	15,151	15,151	45,495
Golar Crystal (2)	9,197	12,007	11,787	11,526	11,309	45,577

(1) For the nine months ending December 31, 2018.
(2) The payment obligations relating to the Golar Tundra and Golar Crystal above includes variable rental payments due under the lease based on an assumed LIBOR plus margin.
(3) The payment obligations relating to the Golar Tundra and Golar Seal above have been prepared on the assumption that we are able to secure a replacement charter for these two vessels, to ensure continuation of these financing arrangements. Refer to note 1 for further details.

The assets and liabilities of these lessor VIEs that most significantly impact our consolidated balance sheet as of March 31, 2018 and December 31, 2017, are as follows:

(in thousands of $)	Golar Glacier	Golar Kelvin	Golar Snow	Golar Ice	Golar Tundra	Golar Seal	Golar Crystal	March 31, 2018	December 31, 2017
Assets								Total	Total
Restricted cash and short-term deposits	20,396	57,563	14,290	21	—	18,494	4,905	115,669	130,063
	20,396	57,563	14,290	21	—	18,494	4,905	115,669	130,063

Liabilities
Debt:
Short-term interest bearing debt (1)	31,660	182,540	22,397	130,754	159,717	143,849	—	670,917	818,014
Long-term interest bearing debt - current portion (1)	7,650	—	8,000	—	—	—	13,152	28,802	15,650
Long-term interest bearing debt - non-current portion (1)	121,626	—	127,147	—	—	—	90,854	339,627	252,691
	160,936	182,540	157,544	130,754	159,717	143,849	104,006	1,039,346	1,086,355

(1) Where applicable, these balances are net of deferred finance charges.

The most significant impact of lessor VIE's operations on our unaudited consolidated statements of income is interest expense of $6.5 million and $10.0 million for the three months ended March 31, 2018 and 2017, respectively. The most significant impact of lessor VIE's cash flows on our unaudited consolidated statements of cash flows is net cash paid of $47.1 million and received of $101.0 million in financing activities for the three months ended March 31, 2018 and 2017, respectively.

Crystal refinancing

In April 2018, the SPV, Oriental Fleet LNG 01 Limited, which owns the Golar Crystal, entered into a long-term loan facility for $101.0 million, accordingly, we have reclassified a portion of the subsequently refinanced debt to "Long-term debt" in our consolidated balance sheet as of March 31, 2018.

9.	RESTRICTED CASH AND SHORT-TERM DEPOSITS

Our restricted cash and short-term deposits balances are as follows:

(in thousands of $)	March 31, 2018	December 31, 2017
Restricted cash relating to the total return equity swap	65,750	58,351
Restricted cash in relation to the Hilli (1)	174,931	174,737
Restricted cash and short-term deposits held by lessor VIEs	115,669	130,063
Restricted cash relating to the $1.125 billion debt facility	33,885	33,752
Restricted cash relating to office lease	851	813
Bank guarantee	108	99
Total restricted cash and short-term deposits	391,194	397,815
Less: Amounts included in current restricted cash and short-term deposits	215,412	222,265
Long-term restricted cash	175,782	175,550

(1) In November 2015, in connection with the issuance of a letter of credit by a financial institution to our project partner involved in the Hilli FLNG project, we were required to provide cash collateral to support the performance guarantee.

The following table identifies the balance sheet line-items included in cash, cash equivalents and restricted cash presented in the consolidated statements of cash flows:

(in thousands of $)	March 31, 2018	December 31, 2017	March 31, 2017	December 31, 2016
Cash and cash equivalents	172,380	214,862	456,710	224,190
Restricted cash and short-term deposits (current portion)	215,412	222,265	173,083	183,693
Restricted cash (non-current portion)	175,782	175,550	232,925	232,335
	563,574	612,677	862,718	640,218

10.    ASSET UNDER DEVELOPMENT

(in thousands of $)	March 31, 2018	December 31, 2017
Purchase price installments	956,434	962,709
Interest costs capitalized	134,255	116,416
Other costs capitalized	122,073	98,364
	1,212,762	1,177,489

In May 2014, we entered into agreements for the conversion of the Hilli to a FLNG vessel. The primary contract was entered into with Keppel Shipyard Limited ("Keppel"). Following the payment of the initial milestone installment, these agreements became fully effective on July 2, 2014. The Hilli was delivered to Keppel in Singapore in September 2014 for the commencement of her conversion. As of March 31, 2018 the Hilli FLNG conversion was complete and the vessel was undergoing its commissioning.

The total estimated conversion, vessel and site commissioning cost for the Hilli is approximately $1.3 billion. As at March 31, 2018, the estimated timing of the outstanding payments in connection with the Hilli conversion are as follows:

(in thousands of $)	March 31, 2018
Payable within nine months to December 31, 2018	70,659
70,659

11.     INVESTMENTS IN AFFILIATES AND JOINT VENTURES

	Three Months Ended March 31,
(in thousands of $)	2018	2017
Share of net earnings (losses) in Golar Partners (1)	4,816	(8,689)
Share of net loss in Golar Power	(4,836)	(4,148)
Share of net loss in OneLNG	(1,531)	(1,225)
Share of net earnings in Egyptian Company for Gas Services ("ECGS")	10	165
	(1,541)	(13,897)
(1) For the three months ended March 31, 2017, our share of net earnings (losses) in Golar Partners includes a non-cash loss on deemed disposal of $17.0 million, being the dilutive impact on our ownership interest due to further issuances of common units by Golar Partners in February 2017.

The carrying amounts of our investments in our equity method investments as at March 31, 2018 and December 31, 2017 are as follows:

(in thousands of $)	March 31, 2018	December 31, 2017
Golar Partners	453,856	467,097
Golar Power	266,969	228,696
OneLNG	516	2,047
ECGS	5,395	5,385
Equity in net assets of affiliates	726,736	703,225

12.     OTHER NON-CURRENT ASSETS

Other non-current assets comprise of the following:

(in thousands of $)	March 31, 2018	December 31, 2017
FLNG derivative (1)	108,300	94,700
Other non-current assets (2)	37,600	37,891
Mark-to-market interest rate swaps valuation	15,512	10,166
Investment in OLT Offshore LNG Toscana S.p.A (3)	7,347	7,347
Derivatives - other (4)	7,400	7,400
	176,159	157,504

(1) "FLNG derivative" refers to a derivative embedded in the Hilli LTA. See note 1 for further details.

(2) "Other non-current assets" is mainly comprised of payments made relating to long lead items ordered in preparation for the conversion of the Gimi and the Gandria into FLNG vessels, following agreements to convert them. As of March 31, 2018 and December 31, 2017, the aggregate carrying value was $31.0 million, of which the amount relating to the Gandria as of March 31, 2018 and December 31, 2017 was $10.0 million. The Gimi and the Gandria conversion contracts provide the flexibility wherein certain beneficial cancellation provisions exist which, if exercised prior to contract expiry, will allow termination of contracts and recovery of previous milestone payments, less cancellation fees. The Gimi contract will expire on December 30, 2018 and the Gandria contract will expire on June 29, 2018.

(3) "Investment in OLT Offshore LNG Toscana S.p.A" ("OLT-O") refers to our investment in an Italian incorporated unlisted company which is involved in the construction, development, operation and maintenance of a FSRU terminal to be situated off the Livorno coast of Italy. In prior years, this investment was classified as a cost method investment. Following the adoption of ASU 2016-01, we have applied the measurement alternative for measuring equity investments without readily determinable fair values. As of March 31, 2018 and December 31, 2017, our investment in OLT-O was $7.3 million, representing a 2.7% interest in OLT-O’s issued share capital.

(4) "Derivatives - other" refers to the Earn-Out Units issued to us in connection with the IDR Reset transaction with Golar Partners in October 2016.

13.    DEBT

As of March 31, 2018 and December 31, 2017, our debt was as follows:

(in thousands of $)	March 31, 2018	December 31, 2017
Golar Arctic facility	63,775	65,600
Golar Viking facility	50,781	52,083
2017 convertible bonds	343,374	340,173
FLNG Hilli facility	640,000	525,000
Hilli shareholder loans	49,066	49,066
$1.125 billion facility	190,061	195,449
ICBCL VIE loans (1)	633,736	641,936
CCBFL VIE loan (1)	143,849	143,849
CMBL VIE loan (1)	159,717	198,613
COSCO Shipping VIE loan (1)(2)	104,006	104,006
Margin loan	108,724	119,125
Total debt	2,487,089	2,434,900
Less: Deferred finance charges, net	(20,477)	(24,053)
Total debt, net of deferred financing costs	2,466,612	2,410,847
(1) See note 8.
(2) In April 2018, the SPV, Oriental Fleet LNG 01 Limited, which owns the Golar Crystal, entered into a long-term loan facility for $101.0 million. The loan facility is provided by a related party of COSCO Shipping. The loan facility is denominated in USD, is a 10 year loan, limited to the term of the bareboat charter, bears interest at LIBOR plus a margin and is repayable in monthly installments with a balloon payment on maturity.

At March 31, 2018, our debt can be broken down as follows:

	Golar debt	VIE debt (1)	Total debt
(in thousands of $)
Current portion of long-term debt and short-term debt	31,334	699,719	731,053
Long-term debt	1,395,932	339,627	1,735,559
Total	1,427,266	1,039,346	2,466,612
(1) These amounts relate to certain lessor entities (for which legal ownership resides with financial institutions) that we are required to consolidate under U.S. GAAP into our financial statements as variable interest entities (see note 8).

14.    ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss consisted of the following:

(in thousands of $)	Pension and post-retirement benefit plan adjustments	Share of affiliates' comprehensive income	Total accumulated comprehensive loss
Balance at December 31, 2016	(12,956)	3,414	(9,542)
Other comprehensive income	—	1,661	1,661
Balance at March 31, 2017	(12,956)	5,075	(7,881)

Balance at December 31, 2017	(12,799)	5,030	(7,769)
Other comprehensive loss	—	(5,038)	(5,038)
Balance at March 31, 2018	(12,799)	(8)	(12,807)

15.     FINANCIAL INSTRUMENTS

Fair values
We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value of hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying values and estimated fair values of our financial instruments at March 31, 2018 and December 31, 2017 are as follows:

		March 31, 2018		December 31, 2017
(in thousands of $)	Fair value hierarchy	Carrying value	Fair value	Carrying value	Fair value
Non-Derivatives:
Cash and cash equivalents	Level 1	172,380	172,380	214,862	214,862
Restricted cash and short-term deposits	Level 1	391,194	391,194	397,815	397,815
Current portion of long-term debt and short-term debt (1)(2)	Level 2	734,279	734,279	1,393,229	1,393,229
Long-term debt - convertible bonds (2)	Level 2	343,374	412,470	340,173	430,361
Long-term debt (2)	Level 2	1,409,436	1,409,436	701,498	701,498

Derivatives:
FLNG derivative (3)(7)	Level 2	108,300	108,300	94,700	94,700
Interest rate swaps asset (3)(4)	Level 2	17,480	17,480	10,166	10,166
Foreign exchange swaps asset (3)	Level 2	272	272	51	51
Foreign exchange swaps liability (3)	Level 2	—	—	223	223
Total return equity swap liability (3)(4)(5)	Level 2	49,341	49,341	40,141	40,141
Earn-Out Units asset (6)	Level 2	7,400	7,400	7,400	7,400

(1) The carrying amounts of our short-term debt approximate their fair values because of the near term maturity of these instruments.
(2) Our debt obligations are recorded at amortized cost in the consolidated balance sheets. The amounts presented in the table above are gross of the deferred finance charges amounting to $20.5 million and $24.1 million at March 31, 2018 and December 31, 2017, respectively.
(3) Derivative liabilities are captured within other current liabilities and derivative assets are generally captured within other non-current assets on the balance sheet.
(4) The fair value of certain derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and our creditworthiness and that of our counterparties.
(5) The fair value of total return equity swaps is calculated using the closing prices of the underlying listed shares, dividends paid since inception and the interest rate charged by the counterparty.
(6) The Earn-Out Units were issued to Golar in connection with the IDR Reset transaction between Golar and Golar Partners in October 2016.
(7) The fair value of the FLNG derivative was determined using the estimated discounted cash flows of the additional payments due to us as a result of oil prices moving above a contractual oil price floor over the term of the LTA. Significant inputs used in the valuation of the FLNG derivative include management’s estimate of an appropriate discount rate and the length of time to blend the long-term and the short-term oil prices obtained from quoted prices in active markets.

As of March 31, 2018, we were party to the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below:

Instrument (in thousands of $)	Notional value	Maturity dates	Fixed interest rates
Interest rate swaps:
Receiving floating, pay fixed	1,250,000	2018 to 2021	1.13% to 1.94%

The credit exposure of our interest rate and equity swap agreements are represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of amounts owed to the counterparty by offsetting them against amounts that the counterparty owes to us. We have elected not to offset the fair values of derivative assets and liabilities executed with the same counterparty that are generally subject to enforceable master netting arrangements. However, if we were to offset and record the asset and liability balances of derivatives on a net basis, the amounts presented in our consolidated balance sheets as of March 31, 2018 and December 31, 2017 would be adjusted as detailed in the following table:

	March 31, 2018			December 31, 2017
(in thousands of $)	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount
Total asset derivatives	17,480	—	17,480	10,166	—	10,166

The total return equity swap has a credit arrangement that requires us to provide cash collateral equaling 20% of the initial purchase price and to subsequently post additional cash collateral that corresponds to any unrealized loss. As at March 31, 2018, cash collateral amounting to $65.8 million has been provided.

16.    RELATED PARTY TRANSACTIONS

a) Transactions with Golar Partners and subsidiaries:

Net revenues (expenses): The transactions with Golar Partners and its subsidiaries for the three months ended March 31, 2018 and 2017 consisted of the following:

	Three Months Ended March 31,
(in thousands of $)	2018	2017
Management and administrative services revenue (a)	1,889	1,443
Ship management fees revenue (b)	1,300	996
Charterhire expense (c)	—	(3,548)
Interest expense on deposits payable (d)	(2,247)	(680)
Total	942	(1,789)

Receivables (payables): The balances with Golar Partners and its subsidiaries as of March 31, 2018 and December 31, 2017 consisted of the following:

(in thousands of $)	March 31, 2018	December 31, 2017
Deposit payable (d)	(177,247)	(177,247)
Methane Princess security lease deposit movement (e)	(3,303)	(3,464)
Trading balances owing to Golar Partners and affiliates (f)	(2,912)	(4,144)
Total	(183,462)	(184,855)

a)
Management and administrative services agreement - On March 30, 2011, Golar Partners entered into a management and administrative services agreement with Golar Management, a wholly-owned subsidiary of Golar, pursuant to which Golar Management will provide to Golar Partners certain management and administrative services. The services provided by Golar Management are charged at cost plus a management fee equal to 5% of Golar Management’s costs and expenses incurred in connection with providing these services. Golar Partners may terminate the agreement by providing 120 days written notice.

b)
Ship management fees - Golar and certain of its affiliates charge ship management fees to Golar Partners for the provision of technical and commercial management of Golar Partners' vessels. Each of Golar Partners’ vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by Golar Management. Golar Partners may terminate these agreements by providing 30 days written notice.

c)
Charterhire expenses - For the three months ended March 31, 2017, this consists of charterhire expenses that we incurred for the charter back from Golar Partners of the Golar Grand, less any time charter revenues that Golar Partners generated through subleasing the Golar Grand from Golar during the period. On November 1, 2017, the Golar Grand arrangement concluded.

d)	Interest expense on deposits payable

Expense under Tundra Letter Agreement - In May 2016, we completed the Golar Tundra Sale and received a total cash consideration of $107.2 million. We agreed to pay Golar Partners a daily fee plus operating expenses for the right to use the Golar Tundra from the date the Golar Tundra Sale was closed, until the date that the vessel would commence operations under the Golar Tundra Time Charter. In return, Golar Partners agreed to remit to us any hire income received with respect to the Golar Tundra during that period. It was further agreed that, if for any reason the Golar Tundra Time Charter had not commenced by the 12 month anniversary of the closing of the Golar Tundra Sale, Golar Partners had the right to require that we repurchase the shares of Tundra Corp at a price equal to the purchase price. Accordingly, by virtue of the put option, which was exercised by Golar Partners in May 2017, we continued to consolidate the Golar Tundra for the periods whilst the put option remained in place, thus we have accounted for $nil and $0.7 million as interest expense for the three months ended March 31, 2018 and 2017, respectively.

Deferred purchase price - In May 2017, the Golar Tundra had not commenced her charter and, accordingly, Golar Partners elected to exercise the Tundra Put Right to require us to repurchase Tundra Corp at a price equal to the original purchase price. In connection with Golar Partners exercising the Tundra Put Right, we and Golar Partners entered into an agreement pursuant to which we agreed to purchase Tundra Corp from Golar Partners on the date of the closing of the Tundra Put Sale (the "Put Sale Closing Date") in return we will be required to pay an amount equal to $107.2 million (the "Deferred Purchase Price") plus an additional amount equal to 5% per annum of the Deferred Purchase Price (the "Additional Amount"). The Deferred Purchase Price and the Additional Amount shall be due and payable by us on the earlier of (a) the date of the closing of the Hilli Disposal (see below) and (b) May 31, 2018. We agreed to accept the Deferred Purchase Price and the Additional Amount in lieu of a cash receipt on the Put Sale Closing Date in return we have provided Golar Partners with an option (which Golar Partners have exercised) to purchase an interest in Hilli Corp. We have accounted for $1.4 million and $nil as interest expense for the three months ended March 31, 2018 and 2017, respectively, in relation to the Deferred Purchase Price.

Deposit received from Golar Partners - On August 15, 2017, we entered into a purchase and sale agreement (the "Hilli Sale Agreement") with Golar Partners for the disposal (the "Hilli Disposal") from Golar and affiliates of Keppel and Black & Veatch Corporation of common units (the "Disposal Interests") in Golar Hilli LLC. On the closing date of the Hilli Disposal, Golar Hilli LLC will indirectly (through its subsidiary) be the disponent owner of the Hilli. The Disposal Interests represent the equivalent of 50% of the two liquefaction trains, out of a total of four, that are contracted to Perenco and SNH under an eight-year LTA. The sale price for the Disposal Interests is $658 million less net lease obligations under the financing facility for the Hilli (the "Hilli Facility"), which are expected to be approximately $480 million. Concurrently with the execution of the Hilli Sale Agreement, we received a further $70 million deposit from Golar Partners, upon which we pay interest at a rate of 5% per annum. We have accounted for $0.9 million and $nil as interest expense for the three months ended March 31, 2018 and 2017, respectively, in relation to the $70 million deposit from Golar Partners.

The closing of the Hilli Disposal is subject to the satisfaction of certain closing conditions which include, among others, the commencement of commercial operations under the LTA and the related Pre-Closing Contributions.

e)
Methane Princess Lease security deposit movements - This represents net advances from Golar Partners since its IPO, which correspond with the net release of funds from the security deposits held relating to the Methane Princess Lease. This is in connection with the Methane Princess tax lease indemnity provided to Golar Partners under the Omnibus Agreement. Accordingly, these amounts will be settled as part of the eventual termination of the Methane Princess Lease.

f)
Trading balances - Receivables and payables with Golar Partners and its subsidiaries are comprised primarily of unpaid management fees, interest expense and expenses for management, advisory and administrative services and may include working capital adjustments in respect of disposals to the Partnership, as well as charterhire expenses. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances owing to or due from Golar Partners and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business. They primarily relate to recharges for trading expenses paid on behalf of Golar Partners, including ship management and administrative service fees due to us.

b) Transactions with Golar Power and affiliates:

Net revenues: The transactions with Golar Power and its affiliates for the three months ended March 31, 2018 and 2017 consisted of the following:

	Three Months Ended March 31,
(in thousands of $)	2018	2017
Management and administrative services revenue	1,215	943
Ship management fees income	350	131
Debt guarantee compensation (a)	178	209
Other	(123)	—
Total	1,620	1,283

Payables: The balances with Golar Power and its affiliates as of March 31, 2018 and December 31, 2017 consisted of the following:

(in thousands of $)	March 31, 2018	December 31, 2017
Trading balances due to Golar Power and affiliates (b)	(5,822)	(935)
Total	(5,822)	(935)

a)
Debt guarantee compensation - In connection with the closing of the formation of the joint venture Golar Power with Stonepeak, Golar Power entered into agreements to compensate Golar in relation to certain debt guarantees relating to Golar Power and subsidiaries. This compensation amounted to an aggregate of $0.2 million and $0.2 million income for the three months ended March 31, 2018 and 2017, respectively.

b)
Trading balances - Receivables and payables with Golar Power and its subsidiaries are comprised primarily of unpaid management fees, charterhire expenses, advisory and administrative services and may include working capital adjustments in connection with the initial formation of the joint venture and transaction with Stonepeak. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances owing to or due from Golar Power and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business. They primarily relate to recharges for trading expenses paid on behalf of Golar Power, including ship management and administrative service fees due to us.

c) Transactions with OneLNG and subsidiaries:

Net revenues: The transactions with OneLNG and its subsidiaries for the three months ended March 31, 2018 and 2017 consisted of the following:

	Three Months Ended March 31,
(in thousands of $)	2018	2017
Management and administrative services revenue	1,288	1,585
Total	1,288	1,585

Receivables: The balances with OneLNG and its subsidiaries as of March 31, 2018 and December 31, 2017 consisted of the following:

(in thousands of $)	March 31, 2018	December 31, 2017
Trading balances due from OneLNG (a)	4,906	7,898
Total	4,906	7,898

a)
Trading balances - Receivables and payables with One LNG and its subsidiaries are comprised primarily of unpaid management fees, charterhire expenses, advisory and administrative services. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances owing to or due from OneLNG are unsecured, interest-free and intended to be settled in the ordinary course of business.

d) Transactions with the Cool Pool:

The table below summarizes our earnings generated from our participation in the Cool Pool:

	Three Months Ended March 31,
(in thousands of $)	2018	2017
Time and voyage charter revenues	40,476	10,448
Time charter revenues - collaborative arrangement	14,482	7,336
Voyage, charterhire and commission expenses	(4,260)	(2,595)
Voyage, charterhire and commission expenses - collaborative arrangement	(19,730)	(4,336)
Net income from the Cool Pool	30,968	10,853

Receivables from other related parties:

(in thousands of $)	March 31, 2018	December 31, 2017
Cool Pool (a)	8,358	14,004
	8,358	14,004

a)
Trade accounts receivable includes amounts due from the Cool Pool arising from our collaborative arrangement, amounting to $8.4 million as of March 31, 2018 (December 31, 2017: $14.0 million). From our participation in the Cool Pool, we recognized net income of $31.0 million and $10.9 million for the three months ended March 31, 2018 and 2017, respectively.

17.     OTHER COMMITMENTS AND CONTINGENCIES

Assets pledged

(in thousands of $)	March 31, 2018	December 31, 2017
Book value of vessels secured against long-term loans	2,016,735	2,032,747

This excludes the Hilli which is classified as an "asset under development" (see note 10). The Hilli is secured against the FLNG Hilli facility (see note 13).

As at March 31, 2018, 20,852,291 Golar Partners common units were pledged as security for the obligations under the margin loan facility. See note 13.

UK tax lease benefits

As described under note 31 in our audited consolidated financial statements filed with our Annual Report on Form 20-F for the year ended December 31, 2017, during 2003 we entered into six UK tax leases. Under the terms of the leasing arrangements, the benefits are derived primarily from the tax depreciation assumed to be available to the lessors as a result of their investment in the vessels. As is typical in these leasing arrangements, as the lessee we are obligated to maintain the lessor’s after-tax margin. Accordingly, in the event of any adverse tax changes or a successful challenge by the UK Tax Authorities (''HMRC'') with regard to the initial tax basis of the transactions, or in relation to the 2010 lease restructurings, or in the event of an early termination of the Methane Princess lease, we may be required to make additional payments principally to the UK vessel lessor, which could adversely affect our earnings or financial position. We would be required to return all, or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we received in respect of our lease financing transactions, including the 2010 restructurings and subsequent termination transactions. The gross cash benefit we received upfront on these leases amounted to approximately £41 million British Pounds (before deduction of fees).

Of these six leases we have since terminated five, with one lease remaining, being that of the Methane Princess lease. Pursuant to the deconsolidation of Golar Partners in 2012, Golar Partners is no longer considered a controlled entity but an affiliate and therefore as at March 31, 2018, the capital lease obligation relating to this remaining UK tax lease is not included on our consolidated balance sheet. However, under the indemnity provisions of the Omnibus Agreement or the respective share purchase agreements, we have agreed to indemnify Golar Partners in the event of any tax liabilities in excess of scheduled or final scheduled amounts arising from the Methane Princess leasing arrangements and termination thereof.

HMRC has been challenging the use of similar lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of the tax payer, the First Tier Tribunal (UK court) ruled in favor of HMRC. The tax payer in this particular ruling has the election to appeal the courts’ decision, but no appeal has been filed. The judgments of the First Tier Tribunal do not create binding precedent for other UK court decisions and therefore the ruling in favor of HMRC is not binding in the context of our structures. Further, we consider there are differences in the fact pattern and structure between this case and our 2003 leasing arrangements and therefore is not necessarily indicative of any outcome should HMRC challenge us and we remain confident that our fact pattern is sufficiently different to succeed if we are challenged by HMRC. HMRC have written to our lessor to indicate that they believe our lease may be similar to the case noted above. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of exposure has been estimated at approximately £nil to £112 million British Pounds. We are currently in conversation with HMRC on this matter, presenting the factual background of our position.

Legal proceedings and claims

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A provision will be recognized in the financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

Other

In December 2005, we signed a shareholders' agreement in connection with the setting up of a jointly owned company to be named Egyptian Company for Gas Services S.A.E ("ECGS"), which was to be established to develop hydrocarbon business and in particular LNG related business in Egypt. As at March 31, 2018, we had a commitment to pay $1.0 million to a third party, contingent upon the conclusion of a material commercial business transaction by ECGS as consideration for work performed in connection with the setting up and incorporation of ECGS.

We are party to a shareholders’ agreement with a consortium of investors to fund the development of pipeline infrastructure and a FSRU which are intended to supply two power plants in the Ivory Coast. The project is currently in the initial design phase, with final investment decision ("FID") currently expected to be taken in the second half of 2018. Negotiations are underway with third party lenders for the financing of construction costs in the event a positive investment decision is made. During the initial phase of the project, our remaining contractual commitments for this project are estimated to be in the region of €0.5 million. In the event a positive FID is taken on the project, this could increase up to approximately €15 million. This figure is dependent upon a variety of factors such as whether third party financing is obtained for a portion of the construction costs. The timing of this range of payments is dependent on whether and when FID is made, progress of negotiations with lenders for non-investor financing, and the progress of eventual construction work. The nature of payments to the project could be made in a combination of capital contributions or interest-bearing shareholder loans.

18.    SUBSEQUENT EVENTS

Dividends

On May 31, 2018, we declared a dividend of $0.05 per share in respect of the quarter ended March 31, 2018 to holders of record on June 14, 2018, and paid this on July 5, 2018.

OneLNG (joint venture)

Despite an agreed development plan and extensive efforts over the last twelve months by OneLNG and Ophir management, it has not been possible to finalize an attractive debt financing package for the Fortuna FLNG project. This, together with other capital and resource priorities, has resulted in a decision from Schlumberger to end their participation in the project. Golar and

Schlumberger, as a result of this, and based on the structure of the Greater Tortue / Ahmeyim Project discussed below, plan to wind down OneLNG and work on FLNG projects as required on a case-by-case basis. Efforts to find the optimum capital structure that maximizes value for all project stakeholders in the Fortuna FLNG project, including the government of Equatorial Guinea, continue.

Greater Tortue / Ahmeyim Project, West Africa

On April 19, 2018, we exchanged Heads of Terms ("HoT"), in connection with the Preliminary Agreement, for a charter agreement with BP Mauritania Investments Limited and BP Senegal Investments Limited (together "BP") in their capacity as block operators.  The HoT represents a commitment between the parties to translate the key commercial terms into a full agreement and proceed with Front End Engineering Design ("FEED") on the provision of a FLNG vessel to support the development of Phase 1A of the Greater Tortue / Ahmeyim field, located offshore Mauritania and Senegal.

The Preliminary Agreement creates obligations on Golar to progress FEED work and be ready for a vessel conversion from July 1, 2018 onwards, which would be contingent on the project taking FID, expected by the end of 2018. The vessel conversion would take place at Keppel, building on Keppel's delivery of the Hilli, utilizing Black & Veatch Corporation's PRICO technology. The Preliminary Agreement also includes an option, but not an obligation, for BP on a second FLNG vessel. Should we default on certain obligations under the Preliminary Agreement, then we will be liable to pay $50 million or more in termination fees.

The Hilli

The Hilli has completed commissioning, has been accepted under the LTA with the Customer and is now in full commercial operation.

Hilli closing of post-acceptance debt financing

On June 24, 2018, we repaid $640.0 million on the pre-delivery credit facility and drew down $960.0 million on the post-acceptance sale and leaseback financing in relation to the FLNG Hilli facility. This resulted in an incremental $320.0 million of liquidity being received by Golar.

Hilli disposal to Golar Partners

The drop down of 50% of the base tolling income under the LTA with Perenco and SNH to Golar Partners under the terms of the Hilli Sale Agreement was concluded on July 12, 2018.

Margin loan

During July 2018, amendments to the existing margin loan facility, secured by units in Golar Partners, were agreed. Although most of the existing terms remain substantially unchanged, the facility will no longer amortize. Subject to the satisfaction of certain covenants, no further principle repayments will be required ahead of maturity in March 2020.